NEWALTA
Better ways to manage waste

[redacted]

07027782

October 24, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated October 15, 2007;
2. Press Release dated October 15, 2007; and
3. Press Release dated October 17, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

dw 11/7

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Announces New $425 Million Credit Facility

CALGARY, Alberta, Canada, October 15, 2007 – Newalta Income Fund ("Newalta") announced that it has entered into a new amended credit agreement with a lending syndicate of seven financial institutions led by CIBC.

The new, two-year, $425 million extendible revolving credit facility will be used to fund growth capital expenditures as well as general corporate purposes.

"This new credit facility provides us the financial capacity to continue to grow and diversify our business and to deliver superior value for our investors," said Ron Sifton, Executive Vice President and Chief Financial Officer.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces October Distribution

CALGARY, Alberta, Canada, October 15, 2007 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of October 2007, payable on November 15, 2007, to all unitholders of record on October 31, 2007. The ex-distribution date is October 29, 2007.

To the extent that any portion of these distributions is designated as dividends paid by Newalta, that portion is designated to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and corresponding provincial legislation.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the October 15, 2007 closing price of $19.81 per trust unit, the October distribution represents an annualized cash-on-cash yield of approximately 11.2%.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Completes Acquisition of Canada's Largest Lead Recycling Operation – Further Diversifies Cash Flows

CALGARY, Alberta, Canada, October 17, 2007 – Newalta Income Fund ("Newalta") said today it has acquired the operating assets of Nova Pb Inc. ("Nova Pb") based in Ville Ste-Catherine, Quebec. Excluding transaction costs, Newalta paid $55 million, consisting of $45 million in cash with the balance paid by the issuance of 510,690 Newalta trust units. The effective date of the transaction is November 1, 2007.

"This acquisition further strengthens our business by diversifying our cash flows, expanding our service offering and enhancing our market presence in eastern Canada. We are pleased to add Nova Pb's experienced management group and talented people to our team," said Al Cadotte, President and Chief Executive Officer of Newalta.

"The addition of Nova Pb's lead recycling operations complements our current recovery and recycling services for industrial customers across Canada, which includes recovering products such as crude oil, lubricating oils, water, fuels, hydraulic fluids, solvents and antifreeze. Newalta is now the largest national industrial waste management and environmental services provider with over 85 locations and 2000 people.

"While the transaction is highly attractive on a stand-alone basis, there are numerous opportunities to drive improved performance by utilizing the facility's excess capacity to process additional used batteries collected through our national network. The recycled lead will continue to be marketed under the 'Nova Pb' brand," said Cadotte.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

This news release may contain forward-looking statements relating to future operating results of the acquired business, the benefits to Newalta of the acquisition, and the success of integrating such business into Newalta's national facility network. These statements are based on current views and expectations of management that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to general market conditions of the industries in which the acquired business relies on for raw materials and into which finished products are sold, future operating results, the ability to integrate the acquisition into Newalta's facility network and future capital needs. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

Ronald L. Sifton
Executive Vice President and Chief Financial Officer
(403) 806-7020

END